

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 25, 2015

Via E-mail
Mr. Steven T. Sobieski
Senior Vice President and Chief Financial Officer
Roka Bioscience, Inc.
20 Independence Boulevard
Warren, NJ 07059

        Re: **Roka Bioscience, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2014
                Filed March 27, 2015
                File No. 1-36538

Dear Mr. Sobieski:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Martin James

                                         Martin James
                                         Senior Assistant Chief Accountant
                                         Office of Electronics and Machinery